                                                                    EXHIBIT 99.1

MACQUARIE INFRASTRUCTURE COMPANY LLC

125 W. 55th Street
New York, NY 10019
USA

Media Release

                                                                [MACQUARIE LOGO]

MACQUARIE INFRASTRUCTURE COMPANY REPORTS

FIRST QUARTER 2006 FINANCIAL RESULTS

NEW YORK, NY - MAY 10, 2006 - Macquarie Infrastructure Company (the "Company" or "MIC") (NYSE: MIC) reported the consolidated results of its operations for the quarter ended March 31, 2006. Revenue rose to $86.2 million for the period, a 31.1% increase over the first quarter of 2005. MIC generated cash from operations during the first quarter of 2006 of $11.8 million, an increase of 21.1% over the first quarter of 2005. For the quarter, the Company reported net loss of $1.3 million or $0.05 per share.

The Company's results for the quarter are consistent with continued growth in revenue in its airport services and airport parking businesses combined with an expected seasonal decrease in revenue at its district energy business.

"Once again, our performance in the first quarter underscores the stable, predictable cash flow generating capacity of our businesses and investments," said Peter Stokes, Macquarie's Chief Executive Officer. "In addition to their consistent generation of cash, our existing businesses have exhibited a substantial ability to grow revenue and EBITDA, both organically and via acquisitions."

Cash from operations included a $2.5 million share of earnings from the Company's 50% ownership of the Yorkshire Link toll road in England.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 30.1% over the first quarter of 2005 to $16.8 million in the first quarter of 2006. For a reconciliation of net income to EBITDA, please see the last page of this release.

FINANCIAL HIGHLIGHTS

MIC's controlled businesses generated increases in revenue over the prior comparable period, both from existing locations and including the impact of acquisitions made during the past year. Revenue from the Company's airport services, airport parking and district energy businesses increased by 13.5%, 7.1% and 4.3%, respectively, at existing locations, over the quarter ended March 31, 2005. Taking into account the acquisitions made by MIC's airport services and airport parking businesses, revenue increased 33.9% and 36.9%, respectively, at these businesses. No acquisitions were effected by the district energy business during the prior year.

The Company's results for the quarter ended March 31, 2006 include the following highlights:

      -     Consolidated revenue of $86.2 million - a 31.1% increase over 1Q'05;

      - Cash from operations of $11.8 million or $0.44 cents per share - a 21.1% increase over 1Q'05;

      - EBITDA (earnings before interest, taxes, depreciation and amortization) of $16.8 million or $0.62 per share - a 30.1% increase over 1Q'05;

PERFORMANCE FEE

The Company's total return to shareholders (distributions plus capital appreciation) exceeded that of its benchmark indices for the quarter ended March 31, 2006. As a result, Macquarie Infrastructure Management (USA) ("MIMUSA" or "Manager"), the Company's Manager, is entitled to a performance fee in the amount of $4.13 million.

Based on the volume-weighted average price of MIC shares during the last 15 trading days of the quarter, total MIC shareholder value increased by $59.9 million compared to the same calculation performed at the end of the fourth quarter of 2005. The MIC Accumulation Index outperformed its utilities-based benchmark by 2.8% or approximately $23.3 million. 20% of this outperformance, net of a prior period deficit, is payable to MIC's Manager as a performance fee.

The performance fee is the first to be earned by the Company's Manager since the period ended December 31, 2004.

MIC's Manager has elected to receive the performance fee in additional shares of trust stock. The number and per share price of additional shares to be issued will be calculated based on the volume-weighted average price of MIC's outstanding shares during a fifteen day trading period that is expected to begin in the first week of June, 2006.

DISTRIBUTIONS

On May 4, 2006, the Company's Board of Directors declared a distribution to shareholders for the quarter ended March 31, 2006 of $0.50 per share. Shares of trust stock will trade ex-distribution on June 1, 2005. The distribution will be payable on June 9, 2006 to shareholders of record at the close of business on June 5, 2006.

The Company intends to declare and pay regular quarterly cash distributions on all outstanding shares. The Company anticipates declaring and paying a quarterly distribution for the quarter ending June 30, 2006 of $0.50 per share.

The Company's distribution policy is based on the predictable and stable cash flows of its businesses and investments. The Company's intention is to distribute to its shareholders the majority of its cash available for distribution and not to retain significant cash balances in excess of prudent reserves.

BUSINESS UPDATE

On May 1, 2006, MIC completed its purchase of newly issued common stock of IMTT Holdings Inc. (fka Loving Enterprises, Inc.), the holding company parent of International-Matex Tank Terminals. MIC invested $250 million for 50% of the issued and outstanding common stock of IMTT Holdings Inc. The current shareholders continue to own the balance of the common stock of IMTT Holdings Inc.

The Company financed the investment and the associated transaction costs with $82 million of available cash and $175 million of borrowings under the revolving acquisition facility of Macquarie Infrastructure Company Inc. ("MIC Inc."). MIC Inc. is a wholly owned subsidiary of the Company and the holding company for its businesses and investments in the U.S.

On May 3, 2006, MIC received approval from the Hawaii Public Utilities Commission for its pending acquisition of The Gas Company, a regulated producer and distributor of synthetic natural gas and distributor of propane gas on the six major islands of Hawaii. Subject to satisfaction of customary closing conditions, the Company expects to close the acquisition of The Gas Company in June 2006.

ESTIMATED FIRST QUARTER CASH AVAILABLE FOR DISTRIBUTION

The Company believes that EBITDA, in addition to GAAP measures, provides insight into the performance of its operating businesses and its ability to service its obligations and support its ongoing distribution policy. However, EBITDA does not reflect other cash items that management considers in estimating cash available for distribution.

The table below details year-to-date cash receipts and payments that are not reflected on the Company's income statement in order to provide additional insight into management's estimate of cash available for distribution. The Company believes that cash generated by its businesses and investments, plus its cash in acquired businesses (net of reserves) will be sufficient to meet its indicated distributions in 2006.

The Company's district energy businesses experiences seasonal fluctuations in revenue. In general, the district energy business revenue is positively correlated to the warmer quarters of the year in which the demand for cooling services increases.

In the first quarter of 2006 the Company's businesses generated $11.8 million, or $.44 per share, in cash from operations. Adjusting for timing of certain receipts and payments, the Company estimates year to date cash available for distribution to be $11.5 million, or $0.42 per share. This represents an 7.7% increase over the $0.39 of cash available for distribution from the Company in the first quarter of 2005.

                                                                               ($ Millions)
CASH FROM OPERATIONS                                                               11.80

ADDITIONAL CASH ITEMS
                      Working capital                                               1.32
                      Maintenance capex                                            (1.21)
                      Prior year dividend                                          (2.36)
                      SEW dividend                                                  2.65
                      Unsuccessful acquisition bid                                  0.38
                      YLL principal payment received                                0.88
                                                                                   -----
SUB TOTAL                                                                          13.47
                                                                                   -----

ADJUSTMENTS
                      Management fees                                              (3.91)
                      Performance fee                                               4.13
                      Minority interest in cash from operations                    (0.09)
                      Investment distribution annualization                        (1.72)
                      Maintenance capex annualization                              (0.42)
                                                                                   -----
SUB TOTAL                                                                          (2.00)
                                                                                   -----
NORMALIZED CASH AVAILABLE FOR DISTRIBUTION                                         11.47
                                                                                   =====

      -     Additional cash items and adjustments reflect the following:

                  -     Normalization of working capital changes;

                  -     Maintenance capital expenditures;

                  - Prior year dividend from MCG, declared in 2005 received in 2006;

                  -     Dividend distribution from SEW;

                  - Unsuccessful acquisition bid costs, paid from refinancing proceeds;

                  -     YLL principal payment received;

                  - Base management fees, higher as a result of larger market cap;

                  -     Performance fee, to be paid in stock;

                  - Minority interest in cash flows for the district energy and airport parking businesses;

                  - Annualization of investment distributions from SEW, MCG and YLL;

                  - Annualization of maintenance capital expenditures, primarily in airport services.

BUSINESS/SEGMENT HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2006

The following is a segment analysis of results from operations for the quarter ended March 31, 2006, compared to results for the quarter ended March 31, 2005.

The Company has included EBITDA, a non-GAAP financial measure, on both a consolidated basis as well as for each of its segments as it considers it to be an important measure of its overall performance. The Company believes EBITDA provides additional insight into the performance of its operating companies and its ability to service its obligations and support its ongoing distribution policy.

AIRPORT SERVICES

                                                                                             QUARTER OVER
                                                         MARCH QUARTER    MARCH QUARTER     QUARTER GROWTH
                                                              2006             2005                %
                                                         -------------    -------------     --------------
REVENUE ($ MILLIONS)

Fuel                                                         41.992           30.387             38.2%

Non Fuel                                                     18.179           14.557             24.9%
                                                             ------           ------             ----
TOTAL REVENUE                                                60.171           44.944             33.9%
                                                             ------           ------             ----
EBITDA FROM CONTINUING OPERATIONS                            13.836            9.395             47.3%

Reconciliation of net income from continuing
operations to EBITDA from continuing operations
NET INCOME FROM CONTINUING OPERATIONS                         2.245            1.381             62.6%

Interest Expense, Net                                         5.589            3.405             64.1%

Provision for income taxes                                    1.589            1.143             39.0%

Depreciation and amortization                                 4.413            3.466             27.3%
                                                             ------           ------             ----
EBITDA FROM CONTINUING OPERATIONS                            13.836            9.395             47.3%

KEY FACTORS AFFECTING OPERATING RESULTS

      - Contribution of positive operating results from the FBO in Las Vegas acquired in August 2005

      -     Higher average dollar per gallon fuel margins at existing locations

      - Increases in volume of fuel sold of approximately 2% at comparable locations

      -     Continued increases in fuel prices

      - Higher interest costs associated with debt facility expansion in December 2005 (interest cost borne by airport services, although proceeds reinvested in new, yield generating assets expected to increase cash available for distribution)

      - Lower first quarter de-icing revenues resulting from warmer winter in 2006 relative to 2005

AIRPORT PARKING

                                                                                    QUARTER OVER
                                                MARCH QUARTER    MARCH QUARTER     QUARTER GROWTH
                                                     2006             2005                %
                                                -------------    -------------     --------------
REVENUE ($ MILLIONS)                                18.216           13.309             36.9%
                                                    ------           ------             ----
EBITDA                                               4.059            2.814             44.2%
                                                    ------           ------             ----
EBITDA Margin                                         22.3%            21.1%             5.7%

Reconciliation of net loss to EBITDA

NET LOSS                                            (0.671)          (0.412)            62.9%

Interest Expense, Net                                3.921            2.114             85.5%

Benefit for income taxes                            (0.462)           0.000              0.0%

Depreciation and amortization                        1.271            1.112             14.3%

EBITDA                                               4.059            2.814             44.2%

KEY FACTORS AFFECTING OPERATING RESULTS

      -     Contribution from new locations acquired in 2005

      - Implementation of yield management strategy resulting in price increases and reduced discounting in selected markets, contributed to 7.5% increase in average revenue per car at comparable locations

      - Marketing efforts targeting customers with longer average stay contributed to 5.8% increase in average overnight occupancy at comparable locations

      -     No growth in cars out at comparable locations

      - Increased interest expense from higher debt levels and interest rates caps having been met in the quarter

DISTRICT ENERGY

                                                                                          QUARTER OVER
                                                      MARCH QUARTER     MARCH QUARTER    QUARTER GROWTH
                                                           2006             2005               %
                                                      -------------     -------------    --------------
REVENUE ($ MILLIONS)

Capacity                                                   4.189            4.059             3.2%

Consumption                                                1.475            1.438             2.6%

Lease and Other                                            2.143            1.985             8.0%
                                                          ------           ------           -----
TOTAL REVENUE                                              7.807            7.482             4.3%
                                                          ------           ------           -----
EBITDA                                                     2.958            3.108            -4.8%
                                                          ------           ------           -----
EBITDA Margin                                               37.9%            41.5%           -8.7%

Reconciliation of net loss to EBITDA

NET LOSS                                                  (0.539)          (0.762)          -29.3%

Interest Expense, Net                                      2.070            2.142            -3.4%

Benefit for income taxes                                  (0.333)           0.000             0.0%

Depreciation                                               1.423            1.391             2.3%

Amortization of intangibles                                0.337            0.337             0.0%

EBITDA                                                     2.958            3.108            -4.8%

KEY FACTORS AFFECTING OPERATING RESULTS

      - Capacity revenue generally increased in-line with inflation excluding a one-time credit to a customer in the first quarter of 2005

      - Consumption ton-hours sold were consistent with lower demand for cooling in winter months

      - Expenditure on pre-season maintenance for system reliability earlier in the year versus 2005

TOLL ROADS (YORKSHIRE LINK)

      - The Company recorded a net $2.5 million during the first quarter of 2006 as its share of the earnings of the Yorkshire Link

      - As a result of revised traffic forecasts and timing of estimated tax payments for the fiscal year ending March 31, 2007, cash distributions for the full year 2006 are expected to be approximately $7.7 million or $1.4 million less than previously indicated

INVESTMENTS

Macquarie Communications Infrastructure Group (MCG)

      - MCG declared a cash distribution of Australian Dollar 19.5 cents per stapled security on December 20, 2005 for the 6 month period ended December 31, 2005 - the Company received $2.2 million net of withholding taxes in mid-February

      - Cash distributions for the full year 2006 are expected to be approximately $4.3 million net of withholding taxes

South East Water (SEW)

      - The Company received distributions of $2.7 million from its investment in SEW during the first quarter of 2006

      - For the full year 2006 the Company expects to receive dividends of approximately $5.9 million relating to its investment in SEW

CONFERENCE CALL AND WEB CAST

The Company has scheduled a conference call for 11:00 a.m. Eastern Daylight Time on May 10, 2006, to review the Company's results.

To listen to the conference call, please dial +1(800) 810-0924 (domestic) or +1(913) 981-4900 (international), at least 10 minutes prior to the scheduled start time. Interested parties can also listen to the live call, which will be webcast at the Company website, www.macquarie.com/mic. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay will be available through May 30, 2006, at +1(888) 203-1112 (domestic) or +1(719)
457-0820 (international), Passcode: 1945016. An online archive of the webcast will be available on the Company's website for one year following the call.

ABOUT MACQUARIE INFRASTRUCTURE COMPANY

Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses, which provide basic, everyday services to customers in the United States and other developed countries. Its businesses and investments consist of an airport services business, an airport parking business, a district energy business, a 50% interest in a bulk liquid storage terminal business, a 50% interest in the company that operates a toll road in England and investments in a regulated clean water utility in the UK and in a communications infrastructure investment vehicle listed on the Australian Stock Exchange.

FORWARD LOOKING STATEMENTS

This earnings release contains forward-looking statements. We may, in some cases, use words such as "project", "believe", "anticipate", "plan", "expect", "estimate", "intend", "should", "would", "could", "potentially", or "may" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this presentation are subject to a number of risks and uncertainties, some of which are beyond our control including, among other things: our ability to successfully integrate and manage acquired businesses, manage growth, make and finance future acquisitions, service, comply with the terms of and refinance our debt, and implement our strategy, decisions made by persons who control our investments including the distribution of dividends, our regulatory environment, changes in air travel, automobile usage, fuel and gas prices, foreign exchange fluctuations, environmental risks and changes in U.S. federal tax law.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware could also cause our actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

"Macquarie Group " refers to the Macquarie Group of companies, which comprises Macquarie Bank Limited and its worldwide subsidiaries and affiliates. MIC-G

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor enquiries                            Media enquiries

Jay A. Davis                                  Alex Doughty
Investor Relations                            Corporate Communications
Macquarie Infrastructure Company              Macquarie Infrastructure Company
(212) 231-1825                                (212) 231-1710

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                   As of March 31, 2006 and December 31, 2005

                     ($ in thousands, except share amounts)

                                                                                   March 31,
                                                                                    2006          December 31,
                                                                                  (unaudited)        2005
Assets
Current assets:
Cash and cash equivalents                                                         $   126,483     $    115,163
Restricted cash                                                                         1,471            1,332
Accounts receivable, less allowance for doubtful accounts of $882 and $839,
  respectively                                                                         21,386           21,150
Dividends receivable                                                                    2,651            2,365
Inventories                                                                             1,611            1,981
Prepaid expenses                                                                        5,545            4,701
Deferred income taxes                                                                   2,115            2,101
Income tax receivable                                                                   3,420            3,489
Other                                                                                   5,057            4,394
                                                                                  -----------     ------------

Total current assets                                                                  169,739          156,676

Property, equipment, land and leasehold improvements, net                             334,094          335,119

Restricted cash                                                                        19,516           19,437
Equipment lease receivables                                                            42,999           43,546
Investment in unconsolidated business                                                  70,409           69,358
Investment, cost                                                                       35,716           35,295
Securities, available for sale                                                         69,233           68,882
Related party subordinated loan                                                        19,492           19,866
Goodwill                                                                              281,809          281,776
Intangible assets, net                                                                296,041          299,487
Deposits and deferred costs on acquisitions                                            18,552           14,746
Deferred financing costs, net of accumulated amortization                              12,168           12,830
Fair value of derivative instruments                                                   14,478            4,660
Other                                                                                   1,614            1,620
                                                                                  -----------     ------------

Total assets                                                                      $ 1,385,860        1,363,298
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Due to manager                                                                    $     6,546            2,637
Accounts payable                                                                       15,634           11,535
Accrued expenses                                                                       12,382           13,994
Current portion of notes payable and capital leases                                     5,970            2,647
Current portion of long-term debt                                                         146              146
Dividends payable                                                                      13,525               --
Other                                                                                   3,501            3,639
                                                                                  -----------     ------------

Total current liabilities                                                              57,704           34,598
Capital leases and notes payable, net of current portion                                3,607            2,864
Long-term debt, net of current portion                                                610,811          610,848
Related party long-term debt                                                           18,714           18,247
Deferred income taxes                                                                 114,790          113,794
Income tax liability                                                                    2,656               --
Other                                                                                   7,567            6,342
                                                                                  -----------     ------------

Total liabilities                                                                     815,849          786,693
                                                                                  -----------     ------------

Minority interests                                                                      8,803            8,940
                                                                                  -----------     ------------

Stockholders' equity:
Trust stock, no par value; 500,000,000 authorized; 27,050,745 shares issued and
  outstanding at March 31, 2006 and December 31, 2005                                 569,497          583,023
Accumulated other comprehensive loss                                                   (4,559)         (12,966)
Accumulated deficit                                                                    (3,730)          (2,392)
                                                                                  -----------     ------------

Total stockholders' equity                                                            561,208          567,665
                                                                                  -----------     ------------

Total liabilities and stockholders' equity                                        $ 1,385,860     $  1,363,298
                                                                                  ===========     ============

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                 For the Quarters Ended March 31, 2006 and 2005

                                   (Unaudited)

                ($ in thousands, except share and per share data)

                                                                         Quarter Ended
                                                                         --------------------------------
                                                                         March 31, 2006    March 31, 2005
                                                                         --------------    --------------
REVENUES
Revenue from fuel sales                                                  $       41,992    $      30,387
Service revenue                                                                  42,904           34,006
Financing and equipment lease income                                              1,298            1,342
                                                                         --------------    -------------

Total revenue                                                                    86,194           65,735
                                                                         --------------    -------------
COSTS AND EXPENSES
Cost of fuel sales                                                               25,269           17,095
Cost of services                                                                 21,032           17,256
Selling, general and administrative expenses                                     23,950           19,162
Fees to manager                                                                   6,478            1,943
Depreciation expense                                                              1,710            1,327
Amortization of intangibles                                                       3,446            3,085
                                                                         --------------    -------------

Total operating expenses                                                         81,885           59,868
                                                                         --------------    -------------
OPERATING INCOME                                                                  4,309            5,867
OTHER INCOME (EXPENSE)
Dividend income                                                                   2,651               --
Interest income                                                                   1,702            1,099
Interest expense                                                                (12,339)          (7,758)
Equity in earnings and amortization charges of investee                           2,453            1,653
Other expense, net                                                                 (167)            (915)
                                                                         --------------    -------------

Net loss before income taxes and minority interests                              (1,391)             (54)
Income tax expense                                                                   21               --
                                                                         --------------    -------------

Net loss before minority interests                                               (1,412)             (54)

Minority interests                                                                  (74)              29
                                                                         --------------    -------------

NET LOSS                                                                 $       (1,338)   $         (83)
                                                                         --------------    -------------

Basic loss per share:                                                    $       (0.049)   $      (0.003)
                                                                         --------------    -------------

Weighted average number of shares of trust stock outstanding: basic          27,050,745       26,610,100

Diluted loss per share:                                                  $       (0.049)   $      (0.003)
                                                                         --------------    -------------

Weighted average number of shares of trust stock outstanding: diluted        27,050,745       26,610,100

Cash dividends declared per share                                        $         0.50    $
                                                                         --------------    -------------

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

                 For the Quarters Ended March 31, 2006 and 2005

                                   (Unaudited)

                                ($ in thousands)

                                                                                          Quarter Ended
                                                                                  --------------------------------
                                                                                  March 31, 2006    March 31, 2005
                                                                                  --------------    --------------
OPERATING ACTIVITIES
Net loss                                                                          $       (1,338)   $          (83)
Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization of property and equipment                               3,998             3,221
     Amortization of intangible assets                                                     3,446             3,085
     Loss on disposal of equipment                                                            44                13
     Equity in earnings and amortization charges of investee                                 (56)              238
     Amortization of finance charges                                                         720               265
     Noncash derivative gain, net of noncash interest expense                                897                --
     Accretion of asset retirement obligation                                                 55                65
     Deferred rent                                                                           583               605
     Deferred revenue                                                                         92               110
     Deferred taxes                                                                       (3,072)               --
     Minority interests                                                                      (74)               29
     Noncash compensation                                                                    543                --
     Post retirement obligations                                                              29               (20)
     Other noncash income                                                                     (8)               --
     Accrued interest expense on subordinated debt - related party                           249               259
     Changes in operating assets and liabilities:
         Restricted cash                                                                    (139)              (13)
         Accounts receivable                                                                (236)           (1,130)
         Equipment lease receivable, net                                                     436               306
         Dividend receivable                                                                (295)            1,743
         Inventories                                                                         371               451
         Prepaid expenses and other current assets                                           330               407
         Accounts payable and accrued expenses                                            (1,163)           (1,726)
         Income taxes payable                                                              2,720                --

         Due to manager                                                                    3,909             1,924
         Other                                                                              (220)               11
Net cash provided by operating activities                                                 11,821             9,760

INVESTING ACTIVITIES
                                                                                  --------------    --------------
Acquisition of businesses and investments, net of cash acquired                               --           (49,594)
Additional costs of acquisitions                                                             (33)              (68)
Deposits and deferred costs on future acquisitions                                          (111)               --
Collection on notes receivable                                                                --                24
Purchases of property and equipment                                                       (1,490)             (879)
Proceeds received on subordinated loan                                                       611               686
Net cash used in investing activities                                                     (1,023)          (49,831)
                                                                                  --------------    --------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                  --            32,000
Proceeds from line-credit facility                                                         1,275                --
Debt financing costs                                                                         (58)           (1,674)
Distributions to minority shareholders                                                       (63)               --
Payment of long-term debt                                                                    (37)              (26)
Offering costs                                                                                --            (1,833)
Restricted cash                                                                              (79)           (1,079)
Payment of notes and capital lease obligations                                              (486)             (349)
                                                                                  --------------    --------------
Net cash provided by financing activities                                                    552            27,039

Effect of exchange rate changes on cash                                                      (30)               11
                                                                                  --------------    --------------

Net change in cash and cash equivalents                                                   11,320           (13,021)

Cash and cash equivalents at beginning of year                                           115,163           140,050
                                                                                  --------------    --------------

Cash and cash equivalents at end of year                                          $      126,483    $      127,029
                                                                                  ==============    ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Noncash investing and financing activity:

     Accrued purchases of property and equipment                                  $          241    $           --
                                                                                  ==============    ==============

     Accrued deposits and deferred costs on acquisitions                          $        3,695    $           --
                                                                                  ==============    ==============

     Acquisition of property through capital leases                               $        1,669    $          438
                                                                                  ==============    ==============

Income taxes paid                                                                 $          290    $          311
                                                                                  ==============    ==============

Interest paid                                                                     $       10,263    $        7,134
                                                                                  ==============    ==============

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                      RECONCILIATION OF NET LOSS TO EBITDA
   For the Quarter Ended March 31, 2006, and the Quarter ended March 31, 2005

                                   (Unaudited)

($ in thousands)

                                QUARTER ENDED
                        --------------------------------
                        MARCH 31, 2006    MARCH 31, 2005          CHANGE
                        --------------    --------------     -------------------
                                                                $         %
                                                             -------------------
Net loss                $       (1,338)   $          (83)    (1,255)    1,512.0
Interest expense, net           10,637             6,659      3,978        59.7
Income taxes                        21                --         21          --
Depreciation (1)                 3,998             3,221        777        24.1
Amortization (2)                 3,446             3,085        361        11.7
                        --------------    --------------     ------     -------
EBITDA                  $       16,764    $       12,882      3,882        30.1
                        ==============    ==============     ======     =======

----------
(1) Includes depreciation expense of $865,000 and $503,000 for the airport parking business for the quarters ended March 31, 2006 and 2005, respectively, and $1.4 million and $1.4 million for the district energy business for the quarters ended March 31, 2006 and 2005, respectively, which is included in cost of services on our consolidated condensed statement of operations.

(2) Does not include $933,000 and $1.2 million of amortization expense related to intangible assets in connection with our investment in the toll road business for the three month periods ended March 31, 2006 and 2005, respectively.